SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

                     of the Securities Exchange Act of 1934

                           WYNDHAM INTERNATIONAL, INC.

                       (Name of Subject Company (issuer))

                       Mercury Special Situations Fund LP
                                       and
                          Equity Resource Dover Fund LP

                       (Name of Filing Persons (Offerors))

      9.75% Series A Convertible Preferred Stock, par value $100 per Share

                         (Title of Class of Securities)

                                    983101502

                      (CUSIP Number of Class of Securities)

                             David R. Jarvis-Manager
                          Malcolm F. MacLean IV-Manager
                       Mercury Special Situations Fund LP
                              100 Field Point Road
                               Greenwich, CT 06830
                                 (203) 769-2980

                       Eggert Dagbjartsson-General Partner
                          Equity Resource Dover Fund LP
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                          behalf of the filing person)

                            CALCULATION OF FILING FEE

          Transaction Valuation*              Amount of Filing Fee**
                $2,520,000                           $296.61

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 84,000 shares of 9.75% Series A Convertible Preferred Stock of Wyndham International, Inc. at the tender offer price of $30.00 per share of 9.75% Series A Convertible Preferred Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value.

    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $296.61           Filing Party: Mercury Special
                                              Situations  Fund LP and Equity
                                              Resources Dover Fund LP

    Form or Registration No. Schedule TO/T    Date Filed: January 28, 2005

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.

        issuer tender offer subject to Rule 13e-4.

        going-private transaction subject to Rule 13e-3.

        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                 FINAL AMENDMENT

        This final Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 28, 2005 (the "Schedule TO") by Mercury Special Situations Fund LP, a Delaware limited partnership and Equity Resources Dover Fund LP, a Massachusetts limited partnership (together, the "Purchaser") to purchase all of the outstanding shares (the "Shares") of 9.75% Series A Convertible Preferred Stock, par value $100 per share, in Wyndham International, Inc., a Delaware corporation (the "Subject Company"), at $30 for each Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

        ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

        The Offer expired at 12:00 Midnight, Eastern Time, on March 14, 2005. Pursuant to the Offer, the Purchaser has accepted an aggregate 6,128.94 Shares at a price of $30 per Share for an aggregate amount of $183,868.27.

ITEM 12. EXHIBITS

(a)(1)(A)   Offer to Purchase, dated January 28, 2005.*
(a)(1)(B)   Letter of Transmittal.*
(a)(1)(C)   Notice of Guaranteed Delivery.*
(a)(1)(D)   Letter to Brokers, Dealers, Banks, Trust Companies and other
            Nominees.*
(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)   Letter to Shareholders.*
(a)(1)(H) Summary Advertisement published in Investors Business Daily on January 28, 2005.*
(a)(1)(I)   Press Release dated February 28, 2005.*
(b)         Not applicable.
(c)         Not applicable.
(d)(1)      Not applicable.
(g)         Not applicable.
(h)         Not applicable.

* Previously Filed
                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY SPECIAL SITUATIONS FUND LP
By:                   /s/ David R. Jarvis
Name:                 David R. Jarvis
Title:                Manager
By:                   /s/ Malcolm F. MacLean IV
Name:                 Malcolm F. MacLean IV
Title:                Manager

EQUITY RESOURCE DOVER FUND LP
By:                   /s/ Eggert Dagbjartsson
Name:                 Eggert Dagbjartsson
Title:                General Partner

Date:  March 23, 2005

                                INDEX TO EXHIBITS

(a)(1)(A)   Offer to Purchase, dated January 28, 2005.*
(a)(1)(B)   Letter of Transmittal.*
(a)(1)(C)   Notice of Guaranteed Delivery.*
(a)(1)(D)   Letter to Brokers, Dealers, Banks, Trust Companies and other
            Nominees.*
(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)   Letter to Shareholders.*
(a)(1)(H) Summary Advertisement published in Investors Business Daily on January 28, 2005.*
(a)(1)(I)   Press Release dated February 28, 2005.*
(b)         Not applicable.
(c)         Not applicable.
(d)(1)      Not applicable.
(g)         Not applicable.
(h)         Not applicable.

* Previously Filed